FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. 7th Annual General Meeting of Shareholders

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 27, 2007	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Webzen Inc. 7th Annual General Meeting of Shareholders

Dear valued shareholders,

Based on our company’s Article 25 of the Articles of Incorporation, we are calling the 7th Annual General Meeting of Shareholders, and look forward in your participation.

1. Date and Time: 10:00 a.m. Wednesday, March 28th, 2007

2. Place: 3F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul

3. Agenda and Key Issues

Item 1: Approval of Financial Statements

Item 2: Amendments of the Articles of Incorporation Item

3: Election of outside directors constituting the Auditing Committee Item

4: Approval of limit on Remuneration for directors

Item 5: Approval of Grant of Stock Purchase Option by Board of Directors

4. Calling Annual General Meeting of Shareholders and notice Based on the article 191-10 of the Securities and Exchange Law, we publish the calling notice electronically, and provide information at head office and branches, Financial Supervisory Service, Korea Securities Dealers Association, and Hana Bank Securities Agent, so please refer to it.

5. Exercise of Actual Shareholder’s voting rights

Beneficial stockholders who have their stocks deposited at the Securities, may exercise their voting rights directly or if do not want to exercise their voting rights have to notify their intentions to the Korea Securities Depository 5 days prior to the meeting. If this is not done, according to the Securities and Exchange Law article 174-6 clause 5 and clause 6, the Korea Securities Depository can exercise the voting rights.

6. Preparation material for Meeting

-Direct exercise: Attendance sheet, Identification

-Proxy exercise: Attendance sheet, mandate letter, (state the shareholder and proxy’s personal information, legal seal), and proxy’s identification.

7. Other

-Due to the limited availability of parking space we recommend that you use public transportation.

February 27th , 2007
Webzen Inc.
Chief Executive Officer Kim, Nam Ju

Election of Outside Directors constituting the Auditing Committee

[Information of the candidates]

Candidate Name	DOB	Whether candidate is outside director or not	Relationship between said candidate and major shareholder	Person nominating said candidate
Moon Kyu, Kim	1956.03.20	Outside director	None	Board of Directors
Sang Woo, Park	1965.12.11	Outside director	None	Board of Directors
Yong Gu, Kim	1970.09.13	Outside director	None	Board of Directors
Total: 3 candidates